15 March 2023

BURFORD CAPITAL PROVIDES UPDATE ON STRONG 2022 BUSINESS ACTIVITY

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today releases an update on its 2022 business activity. We also discuss in this release the status and timing of Burford’s Annual Report on Form 20-F which will reflect the impact of anticipated modifications to our fair value methodology discussed in more detail below. In addition, we have released a 2022 Business Review which is available at [LSE URL] and on the Burford Capital website at http://investors.burfordcapital.com.

Burford is hosting two conference calls for investors. The first will be today at 5.30pm EDT / 9.30pm GMT and the second will be at 10.00am EDT / 2.00pm GMT tomorrow. Further details are provided at the end of this release.

2022 business highlights1

•	Robust cash receipts of more than $300 million in 2022
•	Meaningful upswing in portfolio activity as courts resume fully normal operations post-pandemic
	o	Burford-only capital provision-direct realizations up 33% to $350 million (2021: $264 million)
	o	More than 30 trials and final merits hearings already scheduled for 2023 (nearly three times the number of such hearings in 2022) and are already seeing positive outcomes:
	◾	Settlement in February paid cash of $90 million to Burford on a Group-wide basis
	◾	Trial win in February would result in $67 million of proceeds Group-wide if upheld and paid in full
	◾	Arbitration award in March would result in $52 million of proceeds to one of our private funds if upheld and paid in full
	◾	Successful appellate resolution in March would result in approximately $400 million of proceeds Group-wide and approximately $100 million on a Burford-only basis
•	Record-breaking levels of new business on both a Group-wide and especially on a Burford-only basis as we continue to pivot in favor of balance sheet investing for our highest returning assets
•	Solid liquidity at year-end 2022, benefiting from realizations, collections and external capital raising
•	Interim dividend of 6.25¢ per ordinary share declared payable in June 2023

1 US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We refer to this presentation as “consolidated”. We strive to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of these private funds) by furnishing information on a non-GAAP basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”. In addition, we strive to provide supplemental information that presents the totality of our legal finance activities by furnishing information on a non-GAAP basis that reflects the contribution of both our consolidated and non-consolidated private funds. We refer to this presentation as “Group-wide”. For additional information, see “Definitions and Use of Non-GAAP Financial Measures and Alternative Performance Measures” later in this release.

Christopher Bogart, Burford Capital’s Chief Executive Officer, commented:

“Burford had a strong 2022, with record new business activity and meaningful cash generation and portfolio activity. We are happy to report that we believe the lingering effects of the pandemic on courts and legal processes are finally falling away. Indeed, we may well be at a turning point for the portfolio, with a very significant level of activity – more than 30 trials and final merits hearings, almost three times as many as last year - scheduled for 2023.”

New business

2
•		Group-wide new commitments of $1.2 billion (2021: $1.1 billion)
	o	Burford-only new commitments of $746 million (2021: $595 million1)
•		Group-wide deployments of $928 million (2021: $842 million)
	o	Burford-only deployments of $477 million (2021: $448 million)

[1] The $595 million for Burford-only new commitments in 2021 is presented net of the warehousing activity as discussed in the annual report on Form 20-F for the year ended December 31, 2021 filed with the US Securities and Exchange Commission on March 29, 2022 (which presents $594 million for Burford-only new commitments in 2021 due to rounding differences).

2022 was a strong year for new business, with new commitments and deployments both setting new records. In addition to undertaking more new commitments than in 2021 on both a Group-wide and a Burford-only basis, there was greater diversification than in the prior year, which included a global antitrust portfolio matter to which we deployed $350 million, comprised of $212 million on our balance sheet. Furthermore, with the Burford balance sheet now underwriting 75% of new core legal finance assets, historically our most profitable, Burford-only capital provision-direct deployments excluding the global antitrust portfolio matter increased 94% to $457 million in 2022 (2021: $235 million).

Portfolio activity and returns

•	Burford-only capital provision-direct realizations of $350 million (2021: $264 million)
•	Burford-only capital provision-direct realized gains of $137 million (2021: $128 million)

Both the volume and the value of case realizations picked up in 2H 2022, building on the incremental progress Burford previously reported for 1H 2022, as courts and legal processes continued to return to normal after the disruption caused by the Covid-19 pandemic during 2020 and 2021. Group-wide realizations were recognized across 60 capital provision-direct assets that concluded in 2022, up from 50 capital provision-direct assets that concluded in the prior year. On a Burford-only basis, realizations were recognized from over 50 resolutions in 2022, as compared to 37 resolutions in 2021.

Realized losses remained very low, suggesting that portfolio activity has not yet normalized. Burford-only gross realized losses of $14 million represented 1.0% of average capital provision-direct deployed cost during the year ended December 31, 2022, as compared to $9 million and 0.8% of average capital provision-direct deployed cost during the year ended December 31, 2021.

The positive development in the global antitrust portfolio matter we indicated in our 1H 2022 interim results generated a partial realization during 2H 2022 of $258 million on a Group-wide basis and $161 million on a Burford-only basis. Due to the rapidity of its resolution, while this partial realization generated

$52 million in realized gains on a Burford-only basis and a 42% IRR, its ROIC was only 48% - but it is hard to complain about 42% IRRs on large matters. The speed and capital intensity of this partial realization had the effect of reducing our Burford-only cumulative ROIC to 88% (2021: 93%). Our cumulative Burford-only IRR decreased modestly by around 30 basis points during the six months ended December 31, 2022 to 29% (June 30, 2022: 30%; December 31, 2021: 30%), principally due to the delay in the payment of a $23 million receivable (the payment of which is not considered at risk but awaits the resolution of some collateral litigation).

In 2022, we saw further encouraging activity in our ongoing portfolio in a number of capital provision-direct assets as post-pandemic courts and legal processes continued to normalize. 2023 is off to a good start, with over 30 trials or final merits hearings scheduled, almost three times as many as actually occurred in 2022. In the year to date, one of our cases has already paid $90 million of cash proceeds to Burford on a Group-wide basis. In another matter we saw a trial verdict in our client’s favor, which would, if upheld and paid, produce $67 million of proceeds on a Group-wide basis. A third matter resulted in an arbitration award which would, if upheld and paid, produce $52 million of proceeds to one of our non-consolidated private funds if upheld and paid in full. Finally, a fourth matter has seen a successful appellate resolution and would produce approximately $400 million in Group-wide proceeds (including to Burford’s non-consolidated private funds) and approximately $100 million in Burford-only proceeds.

Cash and capital

We generated record cash receipts from Burford-only capital provision-direct assets during 2022, up 28% to $296 million (2021: $231 million). Total Burford-only cash receipts from operations were $328 million, up 17% (2021: $281 million). Deployments continued at higher pre-pandemic levels, while our Burford-only liquidity position remained solid at $210 million of cash and cash equivalents and marketable securities at December 31, 2022 (December 31, 2021: $315 million).

In 2022, we raised more than $1 billion in new external capital, including the closing of two new private funds and a new senior unsecured debt issuance.

Our Burford-only capital provision asset due from settlement balance at December 31, 2022 was $115 million, the majority of which we expect to convert into cash during 2023. Of the $63 million of Burford-only due from settlement receivables at December 31, 2021, 60% was collected in cash during the year ended December 31, 2022. The majority of the amount not yet collected from the December 31, 2021 balance related to a $23 million single litigation matter concluded in our counterparty’s favor. However, a pending collateral litigation is delaying receipt of our payment; that collateral litigation does not relate to our entitlement.

Fair value and our financial statements

Burford’s approach to its required fair value accounting for legal finance assets has historically been based on the occurrence of objective events in the underlying litigation matter. We have not adjusted fair value based on the passage of time or our internal assessment of how a case is progressing; we wait for the court or tribunal to make a decision, and then we mark up or down the asset value based on that decision using a detailed methodology that we have developed over time. Instead of starting with the expected outcome and moving backwards with a discounted value, we have been starting with our cash deployments and moving forwards based on events, either case milestones or transactions.

For some time, we have been expanding our data science capabilities and undertaking probabilistic modeling of our portfolio, including as previously disclosed at our 2021 Investor Event. As we do so, we continue to consider the possibility that over time our modeling may form a part of our valuation approach. For the last six months, we have been engaged with the staff of the US Securities and Exchange Commission (the “SEC”) regarding the fair value of legal finance assets, including the acceptability of our historical valuation methodology under US GAAP. We are very pleased with the amount of time and attention the SEC staff has put into this effort, which has included accounting staff at the most senior levels of the SEC.

As a result, and with the benefit of those discussions and the ongoing expansion of our probabilistic modeling, we are engaged in modifications to our fair value approach. We are in the process of finalizing that approach, whereupon we will apply it to our capital provision assets and ask Ernst & Young LLP to audit it, with the completion of the audit driving the timetable for the publication of our audited financial statements for the year ended December 31, 2022. Because our revised approach is yet to be finalized, we cannot comment on its likely outcome, but our methodology will still rely heavily on objective adjudicative events as it does today.

While we would obviously have preferred this process to have occurred some months earlier so as not to disrupt the release of our audited annual financial statements, we are pleased with these developments, which should put to rest the years of investor discussion we have had about this issue. Burford is the industry leader, and it is only appropriate that we be the vehicle for the resolution of a valuation methodology – and given that US GAAP and IFRS are essentially identical when it comes to fair value principles, we would expect this methodology to be the industry standard. We look forward to providing further detail upon publication of our audited financial statements and our annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”), which we expect to be within the next 45-60 days following the date of this announcement.

Burford has always considered and managed the business on a cash basis and provided significant amounts of data to investors to enable them to do the same (as we have today). These events have no impact on the management and operation of the business, which is well positioned for a strong 2023.

We note the following risk factors. Notwithstanding our present belief, we do not know at this time whether there will be a material change in our asset values as a result of this new approach. Our audited financial statements and other disclosures in the 2022 Annual Report may differ materially from prior disclosures as a result of our new fair value methodology. In addition, in connection with implementing our new fair value methodology, we may be required to recast or restate our historical financial statements and/or disclose a material weakness in our internal controls in connection with these changes. We could be unable to complete our audited financial statements and file the 2022 Annual Report prior to May 15, 2023, following which we would be in default under the SEC and NYSE rules, although a further six-month period is generally available to cure such defaults. If we are unable to file the 2022 Annual Report with the SEC on a timely basis or our audited financial statements and related disclosures differ materially from the information in this announcement, the trading price of our securities and our access to the capital markets could be adversely affected. In addition, under the terms of the indentures governing our senior notes issued in private placement transactions pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, we are obligated to provide audited financial statements to the holders of such senior notes by April 30, 2023. Our inability to do so would constitute an event of default under the indentures governing such senior notes if unremedied for 60 days following requisite written notice. Accordingly, our inability to complete our audited financial statements in a timely manner could require us to seek an amendment or waiver of the reporting covenant in the indentures governing such senior notes. If we were unable to do so, we would need to refinance such indebtedness, and there can be no assurance that we would be able to do so on a timely basis or on satisfactory terms, if at all.

Annual General Meeting and Dividend

Once we have completed the fair value review process and released our annual report on Form 20-F for the year ended December 31, 2022, we will schedule our annual general meeting. We are not anticipating anything other than routine, recurring business for this year’s annual general meeting.

In order to continue our regular flow of semi-annual dividends, the board of directors has declared an interim dividend of 6.25¢ per ordinary share payable on June 16, 2023 to shareholders of record on May 26, 2023 (with an ex-dividend date of May 25, 2023).

YPF-related assets

As previously disclosed, summary judgment motions in the YPF-related cases have been fully briefed and are pending before the United States District Court for the Southern District of New York as of June 23, 2022. As of the date hereof, the parties are awaiting the next step in the case, which could be an oral argument on the summary judgment motions or a written decision on those motions. As ever with litigation, it is difficult to predict the timing of the next step in the cases or the outcome of the summary judgment motions.

Given the potential significance of a summary judgment decision, we provide here information with respect to the procedure that Burford intends to follow subsequent to the release of a summary judgment decision by the court. That decision – like US federal court decisions generally – is expected to be made publicly available without any advance notice to Burford or the parties to the case through the Public Access to Court Electronic Records (PACER) system at www.pacer.uscourts.gov. When Burford becomes aware of the release of a decision on PACER, given that many shareholders do not have access to PACER, Burford will endeavor to release a public statement promptly about the fact that a decision has been released, without any details about its outcome or contents. Burford will also thereafter endeavor to post the decision on its website. However, depending on the timing of the release of the decision, there can be no assurance that either of those events will occur rapidly and the process of generating an unexpected public release will inevitably incur some delay.

It is reasonable to expect that a summary judgment decision, in this case, would be voluminous and complex. Burford will only be able to provide any substantive public comment on the decision after it and its litigation counsel have had sufficient time to undertake a review and analysis of it. As such, it is very unlikely that such a comment will occur on the day the decision is released.

Investor and Analyst Conference Calls

Burford will host two management conference calls to maximize the opportunity for investor and analyst participation in a management conference call in both time zones of our dual listings. Management’s prepared remarks for both conference calls will be pre-recorded to ensure equivalent disclosure, while the question-and-answer session in each event will be real-time.

First conference call

Burford’s first conference call for investors and analysts will occur at 5.30pm EDT / 9.30pm GMT on Wednesday, March 15, 2023. For this conference call, we encourage audio webcast pre-registration at: https://www.investis-live.com/burfordcapital/63b5b0eeaeebb9120002ff8e/raboe.

The dial-in number for the conference call is +1 646 664-1960 (US local) / +44 (0)20 3936 2999 (UK local) / +44 (0)20 3936 2999 (all other locations) and the access code is 055968. To minimize the risk of delayed access, participants who have not pre-registered are urged to dial into the conference call by 5.10pm EDT / 9.10pm GMT.

In addition to being available through the audio webcast, an accompanying 2022 business update presentation for investors and analysts will also be made available on the Burford Capital website prior to the conference call: http://investors.burfordcapital.com.

Following the first conference call, a replay facility for this event will be available until Thursday, March 30, 2023, by dialling +1 845 709-8569 (US local) / +44 (0)20 3936 3001 (UK local) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 697297. A replay facility will also be accessible through the webcast at:

https://www.investis-live.com/burfordcapital/63b5b0eeaeebb9120002ff8e/raboe.

Second conference call

Burford’s second conference call for investors and analysts will occur at 10.00am EDT / 2.00pm GMT on Thursday, March 16, 2023. For this conference call, we encourage audio webcast pre-registration at: https://www.investis-live.com/burfordcapital/640b4ffc3e92bb0c00da171e/sjedc.

The dial-in number for the conference call is +1 646 664-1960 (US local) / +44 (0)20 3936 2999 (UK local) / +44 (0)20 3936 2999 (all other locations) and the access code is 640912. To minimize the risk of delayed access, participants who have not pre-registered are urged to dial into the conference call by 9.40am EDT / 1.40pm GMT.

In addition to being available through the audio webcast, an accompanying 2022 business update presentation for investors and analysts will also be made available on the Burford Capital website prior to the conference call: http://investors.burfordcapital.com.

Following the conference call, a replay facility for this event will be available until Thursday, March 30, 2023, by dialling +1 845 709-8569 (US local) / +44 (0)20 3936 3001 (UK local) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 904879. A replay facility will also be accessible through the webcast at: https://www.investis-live.com/burfordcapital/640b4ffc3e92bb0c00da171e/sjedc.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia – email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas – email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations – email	+1 (212) 235 6824

Numis Securities Limited – NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited – Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

Reconciliations

Reconciliation of consolidated to Burford-only and Group-wide proceeds from resolution of asset in early 2023

	For the year to date March 15, 2023 (unaudited)
		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Settlement in February, cash proceeds received	74	(34)	40	16	34	90

Reconciliation of consolidated to Burford-only and Group-wide proceeds if favorable trial verdict is upheld and paid

	For the year to date March 15, 2023 (unaudited)
		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Favorable trial verdict, proceeds if win is upheld and paid in full	50	(22)	28	17	22	67

Reconciliation of consolidated to Burford-only and Group-wide estimated proceeds if successful appellate resolution is upheld and paid

	For the year to date March 15, 2023 (unaudited)
		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Appellate resolution, estimated proceeds if win is upheld and paid in full	160	(60)	100	260	40	400

Reconciliation of consolidated to Burford-only and Group-wide deployments

		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
For the year ended December 31, 2022 (unaudited)	727	(250)	477	302	149	928
For the year ended December 31, 2021	674	(226)	448	255	139	842

Reconciliation of consolidated to Burford-only capital provision-direct deployments

	For the year ended December 31, 2022 (unaudited)
		Elimination of
		third-party	Other
($ in millions)	Consolidated	interests	adjustments(1)	Burford-only
Capital provision-direct deployments	605	(147)	(1)	457
Capital provision-direct deployments of the global antitrust portfolio matter	-	-	-	-
Capital provision-direct deployments excluding the global antitrust portfolio matter	605	(147)	(1)	457

	For the year ended December 31, 2021
		Elimination of
		third-party	Other
($ in millions)	Consolidated	interests	adjustments(2)	Burford-only
Capital provision-direct deployments	674	(225)	(1)	448
Capital provision-direct deployments of the global antitrust portfolio matter	252	(39)	-	213
Capital provision-direct deployments excluding the global antitrust portfolio matter	422	(186)	(1)	235
1.	Other adjustments are due to capital deployed but not yet allocated.
2.	Other adjustments are for distributed in-kind asset.

Reconciliation of consolidated to Burford-only realizations and realized gains to capital provision-direct assets, in each case, inclusive of related net realizations from, and related movement on, financial liabilities at fair value through profit and loss

	For the year ended December 31, 2022 (unaudited)
		Elimination of
		third-party	Other
($ in millions)	Consolidated	interests	adjustments(1)	Burford-only
Realizations, including related net realizations from financial liabilities at fair value through profit and loss	406	(56)	-	350
Realized gains, including related gain on financial liabilities at fair value through profit and loss	162	(25)	-	137
Gross realized losses	15	(1)	-	14

	For the year ended December 31, 2021
		Elimination of
		third-party	Other
($ in thousands)	Consolidated	interests	adjustments(2)	Burford-only
Realizations, including related net realizations from financial liabilities at fair value through profit and loss	374	(109)	(1)	264
Realized gains, including related gain on financial liabilities at fair value through profit and loss	137	(9)	-	128
Gross realized losses on cases concluded during the year	9	-	-	9
1.	Other adjustments are due to realizations from subparticipations.
2.	Other adjustments are for distributed in-kind asset.

Reconciliation of consolidated to Burford-only and Group-wide partial realization related to development in global antitrust portfolio matter

	For the six months ended December 31, 2022 (unaudited)
		Elimination of
		third-party
($ in millions)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Partial realization related to development in global antitrust portfolio matter, including related net realization on financial liabilities at fair value through profit and loss	189	(28)	161	69	28	258

Realized gains related to development in global antitrust portfolio matter, including related net realization on financial liabilities at fair value through profit and loss	60	(8)	52	-	8	60

Reconciliation of consolidated to Burford-only cash and cash equivalents and marketable securities

	At December 31,
	2022 (unaudited)			2021
		Elimination of			Elimination of
		third-party			third-party
($ in millions)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Cash and cash equivalents	108	(34)	74	180	(40)	140
Marketable securities	136	-	136	175	-	175
Total cash and cash equivalents and marketable securities	244	(34)	210	355	(40)	315

Reconciliation of consolidated proceeds from capital provision assets to Burford-only cash receipts

	For the year ended December 31,
($ in thousands)	2022 (unaudited)	2021
Consolidated proceeds from capital provision assets	387,786	396,415
Less: Elimination of third-party interests	(81,857)	(139,826)
Burford-only total proceeds from capital provision assets	305,929	256,589
Burford-only proceeds from capital provision-direct assets	295,636	231,413
Burford-only proceeds from capital provision-indirect assets	10,293	25,176
Burford-only total proceeds from capital provision assets	305,929	256,589
Consolidated asset management income(1)	9,116	14,396
Plus: Eliminated income from funds	27,669	11,641
Burford-only asset management income	36,785	26,037
Less: Non-cash adjustments(2)	(22,026)	(7,538)
Burford-only proceeds from asset management income	14,759	18,499
Burford-only proceeds from marketable security interest and dividends	3,585	2,625
Burford-only proceeds from asset recovery fee for services	734	2,386
Burford-only proceeds from insurance receipts	2,979	1,367
Burford-only proceeds from asset management and other services	22,057	24,877
Cash receipts	327,986	281,466
1.	The consolidated asset management income for the year ended December 31, 2022 is preliminary and unaudited and, as a result, potentially subject to adjustment, which could be material.
2.	Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

Reconciliation of consolidated to Burford-only due from settlement of capital provision assets

	At December 31,
	2022 (unaudited)			2021
		Elimination of			Elimination of
		third-party			third-party
($ in millions)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Due from settlement of capital provision assets	117	(2)	115	86	(23)	63

Definitions and Use of Non-GAAP Financial Measures and Alternative Performance Measures

Burford reports its financial results in accordance with US GAAP, which requires Burford to present financial statements that consolidate some of the limited partner interests in private funds it manages as well as assets held on its balance sheet where Burford has a partner or minority investor. Therefore, for purposes of various presentations of Burford’s financial results:

•

Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that Burford is required to consolidate under US GAAP. At the date of this announcement, the major entities where there is also a third-party partner in, or owner of, those entities include BCIM Strategic Value Master Fund, LP, Burford Opportunity Fund C LP, Burford Advantage Master Fund LP, Colorado Investments Limited (“Colorado”) and several other entities in which Burford holds investments where there is also a third-party partner in, or owner of, those entities.

•

Burford-only refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.

•

Group-wide refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated into Burford’s consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

Burford subdivides its capital provision assets into two categories:

•

Direct, which includes all of Burford’s capital provision assets that Burford has originated directly (i.e., not through participation in a private fund) from its balance sheet. Burford also includes direct (i.e., not through participation in a private fund) complex strategies assets in this category.

•	Indirect, which includes Burford’s balance sheet’s participations in two of its private funds (i.e., BCIM Strategic Value Master Fund, LP and Burford Advantage Master Fund LP).

Burford also uses certain unaudited alternative performance measures, including:

•

Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. Burford computes IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.

•

Return on invested capital (“ROIC”) from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of Burford’s ability to generate absolute returns on its assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

Non-GAAP financial measures and other unaudited alternative performance measures Burford uses include:

•

Commitment refers to the amount of financing Burford agrees to provide for a legal finance asset. Commitments can be definitive (requiring Burford to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing Burford to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.

•	Deployment refers to funding provided for an asset, which adds to Burford’s deployed cost of such asset.
•	Deployed cost refers to the amount of funding Burford has provided for an asset at the applicable point in time.
•

Realization: A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in Burford receiving cash or, occasionally, non-cash assets or recognizing a due from settlement receivable, reflecting what Burford is owed on the asset.

•

Realized gain / (loss) reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

•

Unrealized gain / (loss) represents the fair value of Burford’s assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (consolidated statement of operations) or cumulatively (consolidated statement of financial position).

For additional information with respect to non-GAAP financial measures and unaudited alternative performance measures, see Burford’s annual report on Form 20-F filed with the US Securities and Exchange Commission on March 29, 2022 and Burford’s interim report on the Form 6-K for the six months ended June 30, 2022 furnished to the US Securities and Exchange Commission on August 9, 2022 and, in each case, made available on Burford’s website at https://investors.burfordcapital.com. Non-GAAP financial measures should not be considered in isolation form, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information sent to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, (i) impacts resulting from changes to Burford’s valuation policy for capital provision assets, including any requirement to recast or restate Burford’s historical financial statements and/or disclose a material weakness in internal controls in connection with these changes, (ii) the successful completion of audit and other procedures and other conditions necessary to issue Burford’s audited financial statements and to file Burford’s annual report on Form 20-F for the year ended December 31, 2022 with the SEC, and (iii) those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2021 filed with the US Securities and Exchange Commission on March 29, 2022, Burford’s interim report on Form 6-K furnished to the US Securities and Exchange Commission on August 9, 2022 and other reports or documents that Burford files with, or furnishes to, the SEC from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.